Mail Stop 4561

July 13, 2006

By U.S. Mail and facsimile to (607) 273-0019

Francis M. Fetsko
Executive Vice President and Chief Financial Officer
Tompkins Trustco, Inc.
The Commons, P.O. Box 460
Ithaca, NY 14851

      Re: **Tomkins Trustco, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 16, 2006
              File No. 001-12709

Dear Mr. Fetsko:

      We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Paul Cline
                  Senior Accountant